UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                             AMARIN CORPORATION PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares, 50 pence par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    02311107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   John Heard
                                 Abingworth LLP
                                  Princes House
                                38 Jermyn Street
                                 London SW1Y 6DN
                                +44 20 7534 1500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 16, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  02311107
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

             Abingworth LLP
             98-051-8585
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  WC (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:    England
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:        17,000,000
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:   17,000,000
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:   17,000,000
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):   17.33%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

Cusip No.  02311107
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

             Abingworth Bioventures V Co-Invest Growth Equity Fund LP
             98-057-9772
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  WC (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:    England
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         7,500,000
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    7,500,000
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    7,500,000
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):    7.65%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

Cusip No.  02311107
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

             Abingworth Bioventures V L.P.
             98-051-8587
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  WC (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:    England
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         7,500,000
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    7,500,000
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    7,500,000
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):    7.65%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

Cusip No.  02311107
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

             Abingworth Bioequities Master Fund Limited
             66-066-0960
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions):  WC (See Item 3)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:    Cayman Islands
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,000,000
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,000,000
                                         ---------------------------------------
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person:    2,000,000
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):   [ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):    2.04%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

Item 1.   Security and Issuer
          -------------------

          This Schedule 13D relates to the ordinary shares, 50 pence par value per share (the "Ordinary Shares"), of Amarin Corporation plc (the "Issuer"), each Ordinary Share represented by one American Depositary Share (each, an "ADS" and, collectively, the "ADSs"). The ADSs are listed on the Nasdaq Capital Market. The Issuer's principal executive office is located at 7 Curzon Street, London W1J 5HG England.

Item 2.   Identity and Background
          -----------------------

          (a) This statement is filed on behalf of: (i) Abingworth Bioventures V L.P. ("ABV V"); (ii) Abingworth Bioventures V Co-Invest Growth Equity Fund LP ("AGE"); (iii) Abingworth Bioequities Master Fund Limited ("ABE" and together with ABV V and AGE, the "Abingworth Funds"); and (iv) Abingworth LLP ("Abingworth" and together with the Abingworth Funds, the "Reporting Persons"), the investment manager of the Abingworth Funds.

          (b) The address of the principal business office of the Reporting Persons is Princes House, 38 Jermyn Street, London SW1Y 6DN.

          (c) The principal business of the Abingworth Funds is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth is to serve as the investment manager to certain investment funds, including the Abingworth Funds.

          (d) Neither the Reporting Persons nor any of its executive officers has, during the last five years, been convicted in a criminal proceeding.

          (e) Neither the Reporting Persons nor any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of AGE and ABV V is a limited partnership organized under the laws of England. ABE is a corporation organized under the laws of the Cayman Islands. Abingworth is a limited liability partnership organized under the laws of England.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Pursuant to a Securities Purchase Agreement, dated as of October 12, 2009 (the "Securities Purchase Agreement"), by and among the Issuer, the Abingworth Funds and the other purchasers named therein (the "Other Purchasers" and together with the Abingworth Funds, the "Purchasers"), the Abingworth Funds acquired, at the closing of the transactions contemplated by the Securities Purchase Agreement (the "Closing"), 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and warrants (the "Warrants") to purchase up to an aggregate of 8,500,000 Ordinary Shares for an aggregate purchase price of $17,000,000. Each Abingworth Fund is prohibited from exercising the Warrants purchased by it, to the extent that after giving effect to such exercise, such Abingworth Fund (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that such Abingworth Fund may increase or decrease such percentage to any other percentage (or waive the applicability of the blocker) upon written notice to the Issuer; provided, further, that any such increase (or waiver) will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer. The Abingworth Funds purchased the Ordinary Shares and Warrants with their investment capital. Abingworth does not directly own any of the Ordinary Shares or the Warrants. Abingworth disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest. Each of the Abingworth Funds disclaims beneficial ownership of any of the securities reported herein, except for the securities held of record by such Abingworth Fund.

Item 4.   Purpose of Transaction
          ----------------------

          The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth herein, the Report Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

          Pursuant to the Securities Purchase Agreement, (i) the Issuer issued and sold to the Abingworth Funds, and the Abingworth Funds purchased from the Issuer, at the Closing, 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 8,500,000 Ordinary Shares and (ii) the Issuer issued and sold to the Other Purchasers, and the Other Purchasers purchased from the Issuer, at the Closing, 53,399,996 Ordinary Shares, each Ordinary Share represented by one ADS, and warrants to purchase up to an aggregate of 26,699,996 Ordinary Shares (the transactions specified in clauses (i) and (ii) above are referred to herein collectively as the "Private Placement"). Each Abingworth Fund is prohibited from exercising the Warrants purchased by it, to the extent that after giving effect to such exercise, such Abingworth Fund (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that such Abingworth Fund may increase or decrease such percentage to any other percentage (or waive the applicability of the blocker) upon written notice to the Issuer; provided, further, that any such increase (or waiver) will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

          The Securities Purchase Agreement contains a right of first refusal in favor of each Purchaser to purchase up to such Purchaser's Pro Rata Percentage (as defined in the Securities Purchase Agreement) of any offering (an "Equity Offering") by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible or exercisable into or exchangeable for Ordinary Shares or any other class or series of capital stock, subject to certain exceptions as set forth in the Securities Purchase Agreement. To the extent any Other Purchaser elects not to exercise its right of first refusal to purchase its full Pro Rata Percentage of any Equity Offering, the Abingworth Funds shall have the first right of refusal to subscribe for and purchase any securities not subscribed for by any such Other Purchaser. The right of first refusal shall terminate with respect to a Purchaser (counting such Purchaser and its affiliates purchasing Ordinary Shares under the Securities Purchase Agreement as one Purchaser) at such time as such Purchaser (together with its affiliates) ceases to collectively own at least fifty percent (50%) of the Ordinary Shares purchased by such Purchaser and its affiliates at the Closing.

          Under the terms of the Securities Purchase Agreement, the Issuer has agreed to (i) prepare and file (as soon as reasonably practicable, but in no event later than sixty (60) days after the Closing (the "Filing Deadline Date")) with the Securities and Exchange Commission (the "SEC") a registration statement to register the resale of the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the warrants issued in the Private Placement) and (ii) use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC no later than 90 days (120 days in the event the registration statement is reviewed by the SEC) after the earlier of (i) the initial filing of the registration statement or
(ii) the Filing Deadline Date. The Issuer will be liable for certain penalties set forth in the Purchase Agreement for the failure to meet such filing and effective date deadlines. The Purchasers also received certain "piggy-back" registration rights covering the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the warrants sold in the Private Placement).

          In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers, whereby (i) the Abingworth Funds will have the right to nominate one designee for election to the Issuer's Board of Directors for so long as the Abingworth Funds (together with their respective affiliates) beneficially own at least five percent (5%) of the issued and outstanding Ordinary Shares of the Issuer, (ii) each Lead Investor (as defined in the Management Rights Agreement) will individually have the right to nominate one designee for election to the Issuer's Board of Directors so long as such Lead Investor beneficially owns the number of Ordinary Shares equal to at least fifty percent (50%) of the number of Ordinary Shares it purchased in the Private Placement, (iii) the Lead Investors will have the right to collectively nominate two (2) other individuals to the Issuer's Board of Directors so long as the Lead Investors, collectively as a group, beneficially own in the aggregate at least twenty-five percent (25%) of the issued and outstanding Ordinary Shares of the Issuer and (iv) the parties to the Management Rights Agreement agreed to vote their Ordinary Shares in favor of the director designees specified in the foregoing clauses (i), (ii) and (iii).

          By virtue of the terms of the Management Rights Agreement, the Reporting Persons and the Other Purchasers party to the Management Rights
Agreement may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons and the Other Purchasers party to the Management Rights Agreement are not acting as a "group", and the Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, all of the Ordinary Shares beneficially owned by the Other Purchasers party to the Management Rights Agreement.

          The foregoing descriptions of the Purchase Agreement, the Warrants and the Management Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of such document which are incorporated herein by reference in response to this Item 4 and which, (i) in the case of the Purchase Agreement and the Form of Warrant, have been filed as exhibits to the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on October 22, 2009 and (ii) in the case of the Management Rights Agreement, has been filed as an exhibit to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) ABV V is the owner of record of 7,500,000 Ordinary Shares and Warrants to purchase an aggregate of 3,750,000 Ordinary Shares. ABV V may be deemed to beneficially own, in the aggregate, 7,500,000 Ordinary Shares (excluding the Warrants held by ABV V due to the 9.99% beneficial ownership blocker provision contained therein), representing approximately 7.65% of the Issuer's outstanding Ordinary Shares (based upon the 98,081,974 Ordinary Shares outstanding immediately after the consummation of the Private Placement).

          AGE is the owner of record of 7,500,000 Ordinary Shares and Warrants to purchase an aggregate of 3,750,000 Ordinary Shares. AGE may be deemed to beneficially own, in the aggregate, 7,500,000 Ordinary Shares (excluding the Warrants held by AGE due to the 9.99% beneficial ownership blocker provision contained therein), representing approximately 7.65% of the Issuer's outstanding Ordinary Shares (based upon the 98,081,974 Ordinary Shares outstanding immediately after the consummation of the Private Placement).

          ABE is the owner of record of 2,000,000 Ordinary Shares and Warrants to purchase an aggregate of 1,000,000 Ordinary Shares. ABE may be deemed to beneficially own, in the aggregate, 2,000,000 Ordinary Shares (excluding the

Warrants held by ABE due to the 9.99% beneficial ownership blocker provision contained therein), representing approximately 2.04% of the Issuer's outstanding Ordinary Shares (based upon the 98,081,974 Ordinary Shares outstanding immediately after the consummation of the Private Placement).

          Abingworth is not the owner of record of any Ordinary Shares or Warrants to purchase Ordinary Shares. Abingworth may be deemed to beneficially own, in the aggregate, 17,000,000 Ordinary Shares (excluding any Warrants held by the Abingworth Funds due to the 9.99% beneficial ownership blocker provisions contained therein), representing approximately 17.33% of the Issuer's outstanding Ordinary Shares (based upon the 98,081,974 Ordinary Shares outstanding immediately after the consummation of the Private Placement).

          (b) As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 7,500,000 Ordinary Shares held by ABV V and has sole voting and dispositive power over none of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 7,500,000 Ordinary Shares held by AGE and has sole voting and dispositive power over none of the securities reported herein; (iii) ABE has shared voting and dispositive power with respect to the 2,000,000 Ordinary
Shares held by ABE and has sole voting and dispositive power over none of the securities reported herein; and (iv) Abingworth has shared voting and dispositive power with respect to the 17,000,000 Ordinary Shares held by the Abingworth Funds and has sole voting and dispositive power over none of the securities reported herein.

          (c) Except as described in Item 3 and Item 4 of this Schedule 13D, during the past 60 days, there were no purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

          (d) Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) purchased by it in the Private Placement. The limited partners or shareholders of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) purchased by such Abingworth Fund in the Private Placement in accordance with their respective ownership interests in such Abingworth Fund.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ----------------------------------------------------------------------

          As described in Items 3 and 4 above, the Abingworth Funds purchased the Ordinary Shares and Warrants pursuant to the Securities Purchase Agreement. In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          The following exhibits are incorporated into this Schedule 13D:

          Exhibit 1 Securities Purchase Agreement, dated as of October 12, 2009, by and among the Issuer, the Abingworth Funds and the Other Purchasers (incorporated by reference to Exhibit 4.94 to the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as filed with the SEC on October 22, 2009).

          Exhibit 2 The Form of Warrant, dated as of October 16, 2009, issued by the Issuer to each purchaser party to the Securities Purchase Agreement (incorporated by reference to Exhibit 4.96 to the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as filed with the SEC on October 22, 2009).

          Exhibit 3 Management Rights Agreement, dated as of October 16, 2009, by and among the Issuer, the Abingworth Funds and certain of the Other Purchasers.

          Exhibit 4 Joint Filing Agreement, dated October 23, 2009, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

                                    Signature
                                    ---------

          Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2009

                                      ABINGWORTH BIOVENTURES V L.P.

                                      By: Abingworth LLP, its Manager


                                      By:   /s/ Timothy J. Haines
                                         ---------------------------------------
                                         Name:  Timothy J. Haines
                                         Title: Partner


                                      ABINGWORTH BIOVENTURES V CO-INVEST GROWTH
                                      EQUITY FUND LP

                                      By: Abingworth LLP, its Manager


                                      By:   /s/ Timothy J. Haines
                                         ---------------------------------------
                                         Name:  Timothy J. Haines
                                         Title: Partner


                                      ABINGWORTH BIOEQUITIES MASTER FUND LIMITED


                                      By:   /s/ John G. Heard
                                         ---------------------------------------
                                         Name:  John G. Heard
                                        Title:  Authorized Signatory


                                      ABINGWORTH LLP


                                      By:   /s/ Timothy J. Haines
                                         ---------------------------------------
                                         Name:  Timothy J. Haines
                                         Title: Partner




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).